

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Francesco Gattei
Chief Financial Officer
ENI SPA
Piazza Vanoni, 1
20097 San Donato Milanese (Italy)

> **Re: ENI SPA**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 2, 2020**
> **File No. 001-14090**

Dear Mr. Gattei:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation